UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 25, 2017

DOUBLE EAGLE ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-37552	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2121 Avenue of the Stars, Suite 2300
Los Angeles, CA	90067
(Address of principal executive offices)	(Zip Code)

(310) 209-7280

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§240.12b-230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2) of this chapter.

☒	Emerging growth company

☐	If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act

Item 8.01.	Other Events.

Double Eagle Acquisition Corp. (the “Company”) announced that it has established the close of business on Monday, August 28, 2017, as the record date in respect of an extraordinary general meeting to be held in connection with a proposed extension of the date by which the Company must (i) consummate an initial business combination with one or more entities, or (ii) cease its operations if it fails to complete such business combination and redeem all of its ordinary shares included as part of the units sold in the Company’s initial public offering that was consummated on September 16, 2015 (the “IPO”), from September 16, 2017 to December 31, 2017 (the “Extension”).

At the extraordinary general meeting, the Company’s shareholders will be asked to vote upon certain proposals relating to the Extension. The Company filed on August 23, 2017 a preliminary proxy statement (the “Preliminary Proxy Statement”) with the United States Securities and Exchange Commission (the “SEC”) relating to such proposals. The full meeting agenda will be detailed in the definitive proxy statement which will be mailed to the Company’s shareholders when available (the “Definitive Proxy Statement”).

As previously announced, on August 21, 2017, the Company entered into a stock purchase agreement relating to the acquisition of Williams Scotsman International, Inc. (the “Business Combination”). The Company is requesting its shareholders to approve the Extension in order for it to have sufficient time to complete the Business Combination, which the Company’s board of directors believes to be in the best interest of its shareholders.

The date of the Company’s extraordinary general meeting of shareholders will be specified in the Definitive Proxy Statement, and will be no later than September 15, 2017.

Important Information

The Definitive Proxy Statement will be mailed to the Company's shareholders when available. In addition, in connection with the Business Combination, the Company expects to file a registration statement on Form S-4 with the SEC containing a preliminary proxy statement of the Company. After the registration statement is declared effective, the Company will mail a definitive proxy statement/prospectus to its shareholders. The Company's shareholders will also be able to obtain copies of the Definitive Proxy Statement and proxy statement/prospectus free of charge once they are available by directing a request to: Morrow Sodali LLC, 470 West Avenue, Suite 3000, Stamford, Connecticut 06902; individuals may call toll-free: (800) 662-5200 and banks and brokerages may call: (203) 658-9400; or email: Double Eagle.info@morrowsodali.com. In addition, the Preliminary Proxy Statement, the Definitive Proxy Statement, the proxy statement/prospectus and any other relevant materials that will be filed with the SEC will be available free of charge at the SEC's website at www.sec.gov.

Shareholders are urged to read the Preliminary Proxy Statement, the Definitive Proxy Statement and the proxy statement/prospectus when it becomes they become available and any other relevant materials filed with the SEC carefully in their entirety before making any voting or investment decision with respect to matters referred to in this Form 8-K. Such documents will contain important information about the matters referred to in this Form 8-K, the Company and its directors, officers and affiliates. Information regarding the interests of certain of the Company's directors, officers and affiliates is available in the Preliminary Proxy Statement and will be available in the Definitive Proxy Statement and the proxy/statement prospectus.

Participants in the Solicitation

The Company and its directors and certain of its executive officers may be considered participants in the solicitation of proxies with respect to the proposals under the Definitive Proxy Statement under the rules of the SEC. The Company and Williams Scotsman and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed Business Combination under the rules of the SEC. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which was filed with the SEC and is available free of charge at the SEC's web site at www.sec.gov, or by directing a request to Double Eagle Acquisition Corp., 2121 Avenue of the Stars, Suite 2300, Los Angeles, California 90067, Attention: Eli Baker, Vice President, General Counsel and Secretary, at (310) 209-7280. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, also will be included in the Definitive Proxy Statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

The Company believes that some of the information in this Form 8-K constitutes forward-looking statements. You can identify these statements by forward-looking words such as "will", "expects" and "proposes" or similar words. You should read statements that contain these words carefully because they (a) discuss future expectations, (b) contain projections of future results of operations or financial condition, and (c) state other "forward-looking" information. The Company believes it is important to communicate its expectations to the Company's shareholders. However, there may be events in the future that the Company is not able to predict accurately or over which the Company has no control. Risks, uncertainties and events may cause actual results to differ materially from the expectations described by the Company in such forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Form 8-K. All forward-looking statements included herein in this Form 8-K are expressly qualified in their entirety by the cautionary statements contained in this section. Except to the extent required by applicable laws and regulations, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. The Company's shareholders are also advised to read the Definitive Proxy Statement, the proxy statement/prospectus, and any other relevant materials filed with the SEC, carefully in their entirety, once available, including the section to be included therein relating to forward-looking statements, before making any voting or investment decision with respect to the matters referred to in this Form 8-K.

Disclaimer

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Double Eagle Acquisition Corp.

	By:	/s/ Eli Baker
Dated: August 25, 2017		Name: Eli Baker
Title: Vice President, General Counsel and Secretary